04 APR -1 AM 7:21

Royal Wessanen nv

Corporate Communications

Prof. E.M. Meijerslaan 2 · P.O. Box 410
NL - 1180 AK Amstelveen · The Netherlands
t +31 (0)20 547 95 28 · f +31 (0)20 547 54 45
m.panne@wessanen-hq.com
www.wessanen.com

Fax message

04024011

Company Office of International Corporate Finance
Securities and Exchange Commission

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From Corporate Communications

SUPPL

Fax number + 1 202 942 9624

Koninklijke Wessanen NV

Number of pages 3

Should you not have received legible copies of the indicated number of pages, please call +31 (0)20 547 95 28

Date April 1, 2004

Reference

Subject

ID # 82-1306

PROCESSED
APR 06 2004
THOMSON FINANCIAL

dw 4/5

Royal Wessanen nv

Corporate Communications

Prof. E.M. Meijerslaan 2 · P.O. Box 410
NL - 1180 AK Amstelveen, the Netherlands
t +31 (0)20 547 95 28 · f +31 (0)20 547 94 455
corporate.communications@wessanen-hq.com
www.wessanen.com

press release

10 # 82 - 1306

Amstelveen, the Netherlands, April 1, 2004

Shareholders Wessanen positive about proposals Corporate Governance

The Executive Board of Royal Wessanen nv announces that the General Meeting of Shareholders, held on March 31, 2004, has positively received the proposals with regard to changes in the company's corporate governance structure and has agreed to support further development of these proposals.

As the company endeavors to embrace transparency and a greater control of the shareholders over the company, the meeting discussed the way in which the company aims to adapt its organization. After the implementation of these changes the company will fully comply with the Dutch Corporate Governance Code as laid out by the Tabaksblat Committee. Key components are reviewing and aligning the employment contracts of the company's Board members, limiting the number of commissioner's positions of the members of the Supervisory Board and maximizing the independence and abolishing the protective characteristics of the the Stichting Administratiekantoor Aandelen Koninklijke Wessanen (AK Trust). The latter Trust announced during yesterday's meeting that it will call a meeting for all holders of share certificates to discuss the proposals that were made by the company.

Anticipating the implementation of the Code, the meeting also discussed the remuneration policy and the remuneration report. Special attention was paid to the performance criteria. Except for a few comments, the policy, its clarity and its transparency were positively received.

Furthermore, the meeting approved the proposal to appoint Alec Covington as member of the company's Executive Board. As per today, the Executive Board of Wessanen consists of Ad Veenhof (chairman), Niels Onkenhout (European activities), Alec Covington (North American activities) and – until a successor has been found – Koos Kramer (CFO).

ID # 82-1306

Finally, the meeting discussed the progress of the special investigation into the balance sheet of Tree of Life North America and shareholders were informed about a more substantiated outlook for 2004. These subjects were further explained in a press statement that was issued during the meeting.

Executive Board
Royal Wessanen nv

For more information, please contact Timo de Grefte, Corporate Director Corporate Communications; phone +31 (0)20 547 95 29; e-mail t.grefte@wessanen-hq.com.